Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

August 30, 2007

ELECTRONIC FILING

Mr. H. Roger Schwall
United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #17-2007 Program (the “Program”) Amendment No. 1 to Registration Statement on Form S-1 Filed August 10, 2007 SEC File No. 333-144070

Dear Mr. Schwall:

This letter is in response to comments made in your letter dated August 27, 2007 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide our response. The responses in this letter are based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, all references in our responses to pages or sections of the prospectus are to the form of prospectus included in Pre-Effective Amendment No. 1.

Form S-1/A-1 Filed August 24, 2007

General

1.	Please revise the forefront of the registration statement to reflect the new address of the managing general partner.

The address of the managing general partner will be corrected in Pre-Effective Amendment No. 2.

2.	Please update the financial information throughout the filing, as required by 3.01(b) and 3.02(b) of Regulation S-X.

The financial information will be updated in Pre-Effective Amendment No. 2.

Transactions with Management and Affiliates, page 73

3.
We note your response to prior comment 15. Please revise to incorporate the information provided in the response. Also describe in necessary detail the partnerships’ policies and procedures regarding related party transactions, as set forth in the partnership agreement.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
August 30, 2007

Please see Exhibit A.

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

Very truly yours, KUNZMAN & BOLLINGER, INC. /s/ Wallace W. Kunzman, Jr. Wallace W. Kunzman, Jr.

cc:	Mr. Jack Hollander Mr. Justin Atkinson

EXHIBIT A

Transactions with Management and Affiliates
The partnerships’ policies and procedures for reviewing, approving or ratifying related party transactions with the managing general partner are set forth in the partnership agreement. In this regard, the partnerships consider related party transactions to be certain transactions between the partnerships and the managing general partner or its affiliates as identified in the partnership agreement. Section 4.03(d) “Transactions with the Managing General Partner” of the partnership agreement deals with transactions between a partnership and the managing general partner and its affiliates. Those include the following:

•
the transfer of leases from the managing general partner to the partnership concerning the amount of acreage that must be transferred in the prospect to the partnership, including the transfer of an equal proportionate interest;

•	the possible subsequent enlargement of the prospect;

•	the transfer to a partnership of less than the managing general partner’s and its affiliates’ entire interest in the prospect;

•	the limitations on sale of undeveloped and developed leases by a partnership to the managing general partner;

•	the limitations on activities of the managing general partner and its affiliates on leases acquired by a partnership;

•	the transfer of leases between affiliated limited partnerships;

•	the sale of all of a partnership’s assets;

•	the providing of services to a partnership by the managing general partner and its affiliates at competitive rates;

•	loans from the managing general partner to a partnership and no loans from a partnership to the managing general partner or its affiliates;

•	farmouts to and from the managing general partner and a partnership;

•	commitments of a partnership’s future production;

•	sharing in gas marketing arrangements;

•	advance payments from a partnership to the managing general partner;

•	a partnership participating in other partnerships;

•	the requirement that transactions between a partnership and the managing general partner must be fair and reasonable;

•	roll-up limitations (see “Conflicts of Interest for a more complete discussion); and

•	the compensation and reimbursement of expenses to be paid by a partnership to the managing general partner and its affiliates (see “Compensation” for a more complete discussion).

The officers of the managing general partner are responsible for applying the partnerships’ policies and procedures set forth in the partnership agreement with respect to transactions between the partnerships and the managing general partner and its affiliates, just as they are responsible for applying all of the other provisions of the partnership agreement.

The managing general partner depends on its parent companies, Atlas America, ATN, and their affiliates, for all management and administrative functions. The managing general partner paid a management fee of 7% of subscription funds raised, to and reimbursed Atlas America for management and administrative services and expenses incurred on its behalf based on an allocation of total revenues. Such fees and reimbursements amounted to $64.1 million, $13.9 million, $47.5 million and $30.7 million for the year ended December 31, 2006, three months ended December 31, 2005, and years ended September 30, 2005 and 2004, respectively.

Beginning with the 2007 calendar year, the management fee of 7% of subscription funds raised will be paid to ATN. Only a portion of the amounts reimbursable to ANT will be attributable to services that will be provided to the partnerships. Additionally, in connection with the initial public offering of ATN described above, ATN, Atlas Energy Operating Company, LLC and Atlas Management entered into a management agreement. The management agreement provides that Atlas Management will manage ATN’s business affairs under the supervision of ATN’s board of directors (the “board”). Atlas Management will provide ATN, including the managing general partner, with all services necessary or appropriate for the conduct of their business. This includes the following:

•	providing executive and administrative personnel, office space and office services required in rendering services to ATN and its subsidiaries;

•	investigating, analyzing and proposing possible acquisition and investment opportunities;

•	evaluating and recommending to the board and ATN’s officers hedging strategies and engaging in hedging activities on ATN’s behalf, consistent with such strategies;

•	negotiating agreements on ATN’s behalf;

•
at the direction of the audit committee of the board, causing ATN to retain qualified accountants to assist in developing appropriate accounting procedures, compliance procedures and testing systems with respect to financial reporting obligations, and to conduct quarterly compliance reviews with respect thereto;

•	causing ATN to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

•
assisting ATN in complying with all regulatory requirements applicable to it with respect to its business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings, all required tax filings and all reports and documents, if any, required under the Securities Exchange Act;

•
handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which ATN may be involved or to which it may be subject arising out of its day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by the board;

•	advising ATN with respect to obtaining financing for ATN’s operations;

•
performing such other services as may be required from time to time for management and other activities relating to ATN’s assets as the board reasonably requests or Atlas Management deems appropriate under the particular circumstances;

•
obtaining and maintaining, on ATN’s behalf, insurance coverage for ATN’s business and operations, including errors and omissions insurance with respect to the services provided by Atlas Management, in each case in the types and minimum limits as Atlas Management determines to be appropriate and as is consistent with standard industry practice; and

•	using commercially reasonable efforts to cause ATN to comply with all applicable laws.

In exercising its powers and discharging its duties under the management agreement, Atlas Management must act in good faith. ATN will reimburse Atlas Management for all expenses that it incurs on ATN’s behalf pursuant to the management agreement. These expenses will include costs for providing corporate staff and support services to ATN, including the managing general partner and its partnerships. Atlas Management will charge on a fully-allocated cost basis for services provided to ATN. This fully-allocated cost basis is based on the percentage of time spent by personnel of Atlas Management and its affiliates on ATN’s matters and includes the compensation paid by Atlas Management and its affiliates to such persons and their allocated overhead. The allocation of compensation expense for such persons will be determined based on a good faith estimate of the value of each such person’s services performed on ATN’s business and affairs, subject to the periodic review and approval of the board’s audit or conflicts committee.

Atlas Management, its stockholders, directors, officers, employees and affiliates will not be liable to ATN, and any subsidiary of ATN for acts or omissions performed in good faith and in accordance with and pursuant to the management agreement, except by reason of acts constituting gross negligence, bad faith, willful misconduct, fraud or a knowing violation of criminal law. ATN will indemnify Atlas Management, its stockholders, directors, officers, employees and affiliates for all expenses and losses arising from acts of Atlas Management, its stockholders, directors, officers, employees and affiliates not constituting gross negligence, bad faith, willful misconduct, fraud or a knowing violation of criminal law performed in good faith in accordance with and pursuant to the management agreement. Atlas Management and its affiliates will indemnify ATN for all expenses and losses arising from acts of Atlas Management or its affiliates constituting gross negligence, bad faith, willful misconduct, fraud or a knowing violation of criminal law or any claims by employees of Atlas Management or its affiliates relating to the terms and conditions of their employment. Atlas Management and/or Atlas America will carry errors and omissions and other customary insurance.

The management agreement may not be amended without the prior approval of the conflicts committee of the board if the proposed amendment will, in the reasonable discretion of the board, adversely affect common unitholders of ATN. The management agreement does not have a specific term; however, Atlas Management may not terminate the agreement before December 18, 2016. ATN may terminate the management agreement only upon the affirmative vote of holders of at least two-thirds of its outstanding common units, including units held by Atlas America and its affiliates. If ATN terminates the management agreement, Atlas Management will have the option to require the successor manager, if any, to purchase the Class A units and management incentive interests for their fair market value as determined by agreement between the departing manager and the successor manager.

See “Financial Information Concerning the Managing General Partner and Atlas Resources Public #17-2007(A) L.P.,” including the indebtedness owed by the managing general partner to Atlas America and/or ATN.

The managing general partner and its officers, directors and affiliates have in the past invested, and may in the future invest, in partnerships sponsored by the managing general partner. They may also subscribe for units in the partnerships as described in “Plan of Distribution.”